                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com




PETER C. NOVEMBER       DIRECT DIAL: 404-881-7872    E-MAIL:PNOVEMBER@ALSTON.COM

                                  May 20, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

         Re:      LHC Group, LLC.
                  Registration Statement on Form S-1/A
                  Filed May 9, 2005
                  File Number 333-120792

Dear Mr. Riedler:

         At the request and on behalf of our client, LHC Group, Inc., we hereby file, via EDGAR, Amendment No. 4 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 4"). Amendment No. 4 includes revisions made in response to the comment letter dated May 18, 2005 from the Staff.

         We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Staff's comment letters. A copy of this letter, along with courtesy copies of Amendment No. 4 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

         Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.

Business

COMMENT

1. Please revise the discussion of the cooperative endeavors to disclose the limit on losses attributable to the cooperative endeavor partner.


   Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,    601 Pennsylvania Avenue,
  101 South Tryon Street,      New York, NY 10016             Suite 600                    N.W.
        Suite 4000                212-210-9400         Raleigh, NC 27604-1062   North Building, 10th Floor
 Charlotte, NC 28280-4000      Fax: 212-210-9444            919-862-2200        Washington, DC 20004-2601
       704-444-1000                                       Fax: 919-862-2260            202-756-3300
     Fax: 704-444-1111                                                              Fax: 202-756-3333

Mr. Jeffrey Reidler
May 20, 2005
Page 2


RESPONSE

         We have supplemented our disclosure on page 59 of the Registration Statement to include the information requested by the Staff.

COMMENT

2. Please disclose when your license leasing arrangements expire. We note the statement that they provide for five year terms but it is not clear when they were entered into. Provide similar disclosure with respect to your management services agreements.

RESPONSE

         We have supplemented our disclosure on pages 59 and 60 of the Registration Statement to include the information requested by the Staff.

COMMENT

3. Please disclose the leasing fees. For the agreement that provides for escalating fees, disclose the range of leasing fees.

RESPONSE

         We have supplemented our disclosure on page 59 of the Registration Statement to include the information requested by the Staff.

Liquidity and Capital Resources
Future Funding Requirements, page 44

COMMENT

4. We note that your liquidity and capital resources discussion does not mention the contingent convertible minority interest options. As this event represents a known uncertainty that could materially impact liquidity, please provide a discussion of the impact of the settlement of the shares on the company's liquidity, capital resources and results of operations.

RESPONSE

         We have supplemented our disclosure on page 44 of the Registration Statement to include the additional information requested by the Staff.

Mr. Jeffrey Reidler
May 20, 2005
Page 3


Critical Accounting Policies
Revenue Recognition, pages 46-47

COMMENT

5. Refer to your response to comment 6. Please revise your disclosure to clearly indicate that any adjustments as a result of these estimates have not been material.

RESPONSE

         We have revised our disclosure on page 47 to indicate that historically our adjustments relating to these estimates have not been material.

Notes to the Financial Statements
Note 2.  Significant Accounting Policies
Accounts Receivable and Allowances for Uncollectible Accounts, page F-12


COMMENT

6. Refer to your response to comment 9. It remains unclear to us exactly what the amounts disclosed previously, such as the $5.0 million at December 31, 2003, represents. Please explain to us whether our understanding that this represents open billings for completed episodes and in essence is more of a tracking component of the billing system.

RESPONSE

         For home nursing services, we recognize revenue based on the number of days elapsed during the patient's 60 day episode. We calculate the amount of revenue earned and recognizes this amount as "earning in process." We classify "earnings in process" with accounts receivable in the financial statements.

         We receive payment for services rendered from Medicare. A portion of the estimated Medicare payment is received in the form of a request for accelerated payment ("RAP"). We submit a RAP for 60% of the estimated reimbursement at the commencement of the initial episode of care (50% for any subsequent episodes of care for the same patient). These RAPs are generally received before the end of the 60-day episode. When the RAP (cash) is received it is recorded as a reduction of accounts receivable. The RAP process does not result in the recognition of revenue.

         The RAP cannot be submitted until after the commencement of the episode and generally is not submitted until five to seven days after the episode begins. The receipt of the RAP generally is five to seven days after the request is submitted. Accordingly, any episodes of care that begin after the 18th day of a month will generally not result in any

Mr. Jeffrey Reidler
May 20, 2005
Page 4


unearned revenue as the cash will not have been received before the end of the period. Further, only episodes of care that began in the period between the 2nd day of the month and the 18th day of the month have the potential to create an unearned revenue amount. For example, we submit a RAP for a subsequent episode of care for a patient and the payment to be received will represent 30 days of revenue or 50% of the total expected payment. For episodes of care that started on the 2nd day of the month, only 1 day of revenue would be unearned at the end of the period. For those episodes of care that started on the 18th day of the month, only 18 days of revenue would be unearned at the end of the period. Our analysis on a patient-by patient basis supports the conclusion that our revenue recognition policy generates an immaterial amount of unearned revenue.

         In response to the Staff's question, the $5.0 million previously disclosed represented the entire balance of RAP payments received as of a particular date for episodes in which we had not issued our final bill. The $5.0 million did not take into consideration the portion of the $5.0 million we had already earned prior to its receipt. As stated above, by the time we receive a RAP payment, we have generally earned most, if not all, of the revenue associated with the RAP payment. Therefore, the unearned portion of the $5.0 million was immaterial.

         If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872 or Steve Pottle at (404) 881-7554.

                                        Sincerely,



                                        Peter C. November

cc:      Zafar Hasan
         James Atkinson
         Keith G. Myers
         Steven L. Pottle
         Nilene R. Evans